As filed with the Securities and Exchange Commission on July 30, 2004
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                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                       of

                               MAYNE GROUP LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                    AUSTRALIA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1727
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York 10286
                                 (212) 495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                  120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                            |_| immediately upon filing
                            |_| on (Date) at (Time).

         If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                                              CALCULATION OF REGISTRATION FEE
---------------------------------   ---------------------  ---------------------------  -------------------------  ----------------
                                                                    Proposed                    Proposed              Amount of
      Title of each class               Amount to be        maximum aggregate price        maximum aggregate        registration
 of Securities to be registered          registered               per unit (1)             offering price (1)            fee
---------------------------------   ---------------------  ---------------------------  -------------------------  ----------------
American    Depositary    Shares    10,000,000 American              $5.00                    $500,000.00              $63.35
evidenced       by      American     Depositary Shares
Depositary    Receipts,     each
American     Depositary    Share
representing  Ordinary Shares of
Mayne Group Limited
---------------------------------   ---------------------  ---------------------------  -------------------------  ----------------


1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   ----------

      The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.          Description of Securities to be Registered

                              Cross Reference Sheet

                                                                         Location in Form of Receipt
Item Number and Caption                                                  Filed Herewith as Prospectus
-----------------------                                                  ----------------------------

1. Name and  address of  depositary                                      Introductory  Article

2.  Title of  American  Depositary  Receipts  and  identity  of          Face of Receipt, top center
deposited securities

         Terms of Deposit:

         (i) The amount of deposited securities represented by           Face of Receipt, upper right corner
         one unit of American Depositary Receipts

         (ii) The procedure for voting,  if any, the deposited           Articles number 15, 16 and 18
         securities

         (iii) The collection and distribution of dividends              Articles number 4, 12, 13, 15 and 18

         (iv) The  transmission of notices,  reports and proxy           Articles number 11, 15, 16 and 18
         soliciting material

         (v) The sale or exercise of rights                              Articles number 13, 14, 15 and 18

         (vi)  The  deposit  or sale of  securities  resulting           Articles  number 12, 13, 15, 17 and
         from dividends, splits or plans of reorganization               18

         (vii)  Amendment,  extension  or  termination  of the           Articles number 20 and 21
         deposit agreement

         (viii)  Rights of holders of  Receipts to inspect the           Article number 11
         transfer  books  of the  depositary  and the  list of
         holders of Receipts

         (ix)  Restrictions  upon  the  right  to  deposit  or           Articles number 2, 3, 4, 5, 6, 8
          withdraw the underlying securities                             and 22

         (x)   Limitation upon the liability of the depositary           Articles number 14, 18, 19 and 21

3.  Fees and Charges                                                     Articles number 7 and 8

Item - 2.                           Available Information

         Public reports furnished by issuer                              Article number 11


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                           Exhibits

         a. Form of amended and restated Deposit Agreement dated as of ____________, 2004, among Mayne Group Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

         b. Letter agreement dated May 20, 2004 among Mayne Group Limited, Citibank N.A. and The Bank of New York. - Filed herewith as
                  Exhibit 2.

         c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.
                  - See (a) and (b) above.

         d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
                  - Filed herewith as Exhibit 4.

         e.       Certification under Rule 466. - Not Applicable.

Item - 4.                           Undertakings

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 29, 2004.

                                                     Legal entity created by the
                                                     agreement  for the issuance
                                                     of   American    Depositary
                                                     Receipts    for    Ordinary
                                                     Shares   of   Mayne   Group
                                                     Limited.

                                                     By:  The Bank of New York,
                                                            As Depositary

                                                          /s/ Andrew J. Zelter
                                                          ----------------------
                                                          Name: Andrew J. Zelter
                                                          Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Mayne Group Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Australia on July 27, 2004.

                                  Mayne Group Limited

                                  By: /s/ Stuart Bruce James
                                      ------------------------------------------
                                      Name: Mr. Stuart Bruce James
                                      Title: Group Managing Director and CEO

      Each person whose signature appears below hereby constitutes and appoints Mr. Stuart Bruce James and Mr. Paul Andrew Binfield, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 27, 2004.

/s/ Peter John Willcox                  /s/ Kent Koji Matsumoto
----------------------                  -----------------------
Name: Mr. Peter John Willcox            Name: Mr. Kent Koji Matsumoto
Director                                Authorized U.S. Representative

/s/ Peter Charles Barnett               /s/ Wayne Kenneth Johnston
-------------------------               --------------------------
Name: Mr. Peter Charles Barnett         Name: Mr. Wayne Kenneth Johnston
Director                                Principal Accounting Officer

/s/ Sarah Carolyn Hailes Kay            /s/ Paul Andrew Binfield
----------------------------            ------------------------
Name: Ms. Sarah Carolyn Hailes Kay      Name: Mr. Paul Andrew Binfield
Director                                Principal Financial Officer

/s/ Peter Edward Mason                  /s/ Stuart Bruce James
----------------------                  ----------------------
Name: Mr. Peter Edward Mason            Name: Mr. Stuart Bruce James
Director                                Principal Executive Officer and Director

/s/ Rowan McRae Russell
-----------------------
Name: Mr. Rowan McRae Russell
Director

/s/ Judith Sloan
----------------
Name: Professor Judith Sloan
Director

                                INDEX TO EXHIBITS

Exhibit
Number    Exhibit
------    -------

   1 Form of amended and restated Deposit Agreement dated as of ____________, 2004, among Mayne Group Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

   2 Letter agreement dated May 20, 2004 among Mayne Group Limited, Citibank N.A. and The Bank of New York.

   4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.